767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212.403.1000 (telephone) 212.403.2000 (facsimile)

Thomas A. Roberts +1 212 310 8479 thomas.roberts@weil.com	David A. Katz 212.403.1309 (tel.) DAKatz@wlrk.com

VIA EDGAR TRANSMISSION

AND BY HAND

December 14, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director, Office of Mergers & Acquisitions

Re:	Kinder Morgan, Inc.
Registration Statement on Form S-4
Filed on November 10, 2011
File No. 333-177895

Dear Ms. Ransom:

On behalf of our clients, Kinder Morgan, Inc. (“Kinder Morgan” or the “Company”) and El Paso Corporation (“El Paso” and, together with Kinder Morgan, the “parties”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to Kinder Morgan (File No. 333-177895) of December 9, 2011 regarding Kinder Morgan’s registration statement on Form S-4 (the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are five copies of Amendment No. 1 marked to show changes from the Registration Statement as originally filed.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions as well as the El Paso form of proxy card once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

A form of the opinion as to the legality of the securities being offered will be supplementally provided to the Staff as soon as possible following the filing of Amendment No. 1 and filed in a subsequent amendment to the Registration Statement under Exhibit 5.1. A form of the opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters is being filed under Exhibit 8.1. A form of the proxy card for the El Paso special meeting is being filed under Exhibit 99.1.

2.	In an appropriate place in your filing, please provide a diagram that depicts the First and Second Mergers, with a view to assisting investor understanding of the steps you will be taking. In doing so, please explain why this structure was chosen.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 91 and 92 of Amendment No. 1 have been revised to include a diagram depicting the first merger and the second merger. As previously discussed with the Staff, the structure was chosen to avoid triggering certain provisions in certain debt documents of El Paso and its subsidiaries, while at the same time preserving tax-free reorganization treatment with respect to Kinder Morgan stock being issued in the transactions.

Summary, page 16

Interests of Certain El Paso Persons in the Transactions, page 23

3.	Please revise to quantify the amounts of the interests you disclose here.

Based on our telephone conversation with the Staff, the disclosure in the Registration Statement has been revised on pages 23 and 24 of Amendment No. 1.

Financing, page 28

4.	Please revise to quantify each of the uses of proceeds you discuss here.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 29 of Amendment No. 1 has been revised.

Unaudited Comparative Per Share Information of Kinder Morgan and El Paso, page 36

5.	Please show us in detail your calculation of Kinder Morgan Pro Forma Combined Dividends per share of Class P common stock declared for the period.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

The Kinder Morgan Pro Forma Combined Dividends per share of Class P common stock (now referred to in the Registration Statement as cash dividends declared pro forma for IPO and EP) for the nine months ended September 30, 2011 and the year ended December 31, 2010 of $0.63 and $0.76 on page 38, respectively, were computed as follows:

	Nine Months Ended	Year Ended
	September 30, 2011	December 31, 2010
	(per share)
Kinder Morgan Per Share of Class P Common Stock
Cash dividends declared pro forma for IPO	$0.89	$1.07
Dilution for new Class P shares issued (a)	(0.28)	(0.34)
El Paso cash dividends declared (b)	0.02	0.03

Cash dividends declared pro forma for IPO and EP	$0.63	$0.76

(a) For the nine months ended September 30, 2011 and year ended December 31, 2010 this was computed by multiplying Kinder Morgan’s $0.89 and $1.07, respectively, per share cash dividends declared pro forma for IPO by the 329.1 million Class P shares expected to be issued in the second merger divided by 1,036.5 million and 1,036.1 million, respectively, fully diluted Class P pro forma shares outstanding.

(b) For the nine months ended September 30, 2011 and year ended December 31, 2010 this was computed by dividing El Paso’s historical cash dividends declared of $22 million and $28 million, respectively, by 1,036.5 million and 1,036.1 million, respectively, fully diluted Class P pro forma shares outstanding.

In response to the Staff’s comment, the disclosures in the Registration Statement on page 38 (including the accompanying explanatory footnotes) of Amendment No. 1 have been revised to reflect the foregoing.

6.	Please explain to us your basis for computing pro forma (equivalent) amounts by using the exchange ratio for the mixed election. The purpose of equivalent per share information is to equate the pro forma per share amounts to one share of the company being acquired. Because the mixed election involves cash, a comparison of pro forma (equivalent) per share amounts with El Paso per share amounts is not a consistent comparison since the cash portion of the consideration is not captured in any of the pro forma per share measures. It appears the more relevant computation should assume the stock election exchange ratio. If you do not concur with this reasoning, please explain your basis in detail for use of the mixed election ratio. Please also note that such per share data should be presented in comparative columnar form with historical and pro forma per share data of the registrant and historical and equivalent pro forma per share data of the company being acquired being compared.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 36 and 37 (including the accompanying explanatory footnotes) of Amendment No. 1 have been revised to (i) present the information in comparative columnar form with historical and pro forma per share of Kinder

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Morgan being compared and the historical and pro forma equivalent of El Paso being compared and (ii) calculate the El Paso pro forma equivalent amounts using the exchange ratio for the stock election of 0.9635.

7.	Please note that the historical earnings per share data of the company being acquired should be income from continuing operations for the requisite periods per Item 3(f)(3) of Form S-4. It appears you have presented net income per share without adjustment for non-continuing operations such as non-controlling interests as was done for the other per share earnings presentations. Please advise or revise.

In response to the Staff’s comment, the captions in the table in the Registration Statement on page 37 of Amendment No. 1 have been revised to be more specific. El Paso had no income from discontinued operations for the periods presented (all of its income (loss) was from continuing operations). In addition, the amounts presented are net of income attributable to non-controlling interests. The term “from continuing operations” has been added, as applicable.

Risk Factors, page 41

Risk Factors Relating to the Transactions, page 41

8.	We note the first full risk factor on page 47. Please state this risk in an appropriate place in your prospectus summary.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 19 of Amendment No. 1 has been revised to summarize this risk factor.

Risks relating to Kinder Morgan After Completion of the Transactions, page 49

Kinder Morgan’s consolidated debt could adversely affect its financial health..., page 56

9.	Please clarify whether or not this risk factor reflects the debt commitment letter that you have entered into with Barclays Capital and, if not, the amount of additional debt you will likely incur.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 57 of Amendment No. 1 has been revised.

The Transactions, page 90

10.	Please explain why certain holders of El Paso’s securities are not permitted to make a stock election, such as holders of New El Paso restricted shares and New El Paso performance RSUs.

The qualification of the second merger and the third merger, taken together, as a “reorganization” for federal income tax purposes depends on compliance with certain technical requirements, including whether holders of New El Paso’s stock will receive a sufficient amount of Kinder Morgan Class P common stock to satisfy the “continuity of interest” test set forth in the Treasury regulations promulgated under Section 368 of the Code. The “continuity of interest” test requires that, after the second merger, a substantial part of the value of the proprietary interests in New El Paso be maintained through ownership of Kinder Morgan Class P common stock. Kinder Morgan Class P common stock issued to holders of

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

New El Paso common stock is taken into account in determining whether the “continuity of interest” test is satisfied. However, Kinder Morgan Class P common stock issued to holders of New El Paso restricted shares or with respect to New El Paso stock options, New El Paso performance RSUs and New El Paso ESPP options are not so taken into account. Therefore, had holders of such equity awards been permitted to make a stock election, it is possible that an insufficient number of shares of Kinder Morgan Class P common stock would have been available (based on the aggregate number of shares of Kinder Morgan Class P common stock that the parties had agreed would be issued as consideration in the transaction) for issuance to holders of New El Paso common stock to satisfy the “continuity of interest” test.

Background of the Transactions, page 92

11.	We note your disclosure on page 93 that “at the request of Evercore, representatives of Kinder Morgan had a meeting with Evercore in order to hear Evercore’s ideas regarding a possible transaction between Kinder Morgan and El Paso.” Please revise to discuss whether, prior to Evercore’s June 24, 2011 request, Kinder Morgan had any interest in or relationship regarding a possible transaction with El Paso. We note an October 16, 2011 New York Times article, hyperlinked from your website, where Mr. Kinder states Kinder Morgan had held talks with El Paso’s management about a potential merger for years. Please also clarify whether, and if so how, Kinder Morgan’s IPO in February of 2011 helped facilitate this deal. If this was the first discussion of a possible transaction with El Paso, please explain what prompted the discussion at that particular time.

The Kinder Morgan IPO in February of 2011 was unrelated to this transaction, which arose well after Kinder Morgan became publicly traded. However, once Kinder Morgan’s common stock became publicly traded, it became a more attractive currency for use in acquisitions such as the proposed merger with El Paso.

A description of Kinder Morgan’s historical interest in an acquisition of El Paso has been added to the Registration Statement on pages 94 through 96 of Amendment No. 1.

12.	We further note your disclosure on page 93 that “at the request of Evercore, representatives of Kinder Morgan had a meeting with Evercore in order to hear Evercore’s ideas regarding a possible transaction between Kinder Morgan and El Paso.” Please specify which “representatives of Kinder Morgan” attended this meeting (e.g. board members, members of management, etc.).

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 95 of Amendment No. 1.

13.	We note your disclosure on page 93 that “[o]n July 13, 2011 and July 14, 2011, the El Paso board of directors met with management to discuss ongoing developments with respect to the proposed spin-off.” If material, please revise to discuss these “ongoing developments.”

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 95 of Amendment No. 1.

14.	Please revise to explain how your directors were able to express support for an offer to acquire El Paso for a purchase price of $25.50 per share with a view to explaining how this proposed purchase price was determined.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

In response to the Staff’s comment, the disclosure in the Registration Statement on page 96 of Amendment No. 1 has been revised.

15.	Please revise to explain:

•	how the initial proposed terms of “60% in cash and 40% in stock of Kinder Morgan” were determined; and

•	how and why this initial proposal resulted in the final terms of the transaction being 57% cash and 43% stock.

To the extent the first bullet point above was driven by tax considerations, please clearly state so.

The 57% cash and 43% stock split in the final terms of the transaction do not give effect to the warrants included in the consideration to be received by New El Paso stockholders. As disclosed in the Registration Statement on page 96 of Amendment No. 1, Kinder Morgan’s intention was to maintain a split that resulted in at least 40% of the consideration being paid in stock in order to satisfy the “continuity of interest” requirement applicable to transactions intended to qualify as “reorganizations” within the meaning of the tax code. Due to the warrants not being treated as stock for purposes of that requirement, and a desire to maintain a cushion above the 40% threshold, the total number of shares of stock to be issued is greater than 40% of the total amount of cash and stock.

16.	We note your disclosure on page 93 that the two Goldman Directors did not attend the August 26, 2011 Kinder Morgan board meeting at which “Kinder Morgan board of directors discussed with management and representatives of Evercore the possibility of making an offer to acquire El Paso.” We further note your disclosure that “[o]n August 28, 2011, one of the Goldman Directors informed Kinder Morgan’s general counsel that the Goldman Directors would recuse themselves from all subsequent Kinder Morgan board of directors discussions and meetings to the extent relating to the possible acquisition of El Paso...Thereafter, the Goldman Directors did not participate in any Kinder Morgan board of directors discussions or meetings relating to the possible acquisition of El Paso...” Please clarify whether or not these Goldman Directors had any involvement regarding the possibility of a transaction between Kinder Morgan and El Paso prior to August 28, 2011 and if so, the extent and nature of this involvement.

In response to the Staff’s comment, the disclosures in the Registration Statement on page 96 of Amendment No. 1 have been revised.

17.	We note your disclosure on page 94 that prior to the September 5, 2011 El Paso meeting, “a representative of Goldman Sachs was advised by a representative of El Paso that any such information shared with Goldman Sachs prior to, at or after the meeting, must be kept within the Goldman Sachs team involved in the El Paso representation and could not be shared with Kinder Morgan, Goldman Sachs personnel involved with Kinder Morgan, or with any other Goldman Sachs personnel not involved in the El Paso representation.” Please state whether, to the best of both Kinder Morgan and El Paso’s knowledge, this confidentiality as well as the confidentiality acknowledgement in El Paso’s second engagement letter with Goldman Sachs was maintained throughout the course of the discussions between both parties.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 97 and 129 of Amendment No. 1.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

18.	Please elaborate upon the “possible different approaches” that were discussed at the September 5, 2011 meeting regarding how to respond to your offer and the basis for El Paso’s determination that your offer was “not compelling enough.”

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 97 of Amendment No. 1.

19.	We note your statement that at the September 5, 2011 El Paso meeting, “there was discussion as to other third parties that could be interested and able to proceed with a transaction with El Paso” and your statement that at the September 15, 2011 El Paso meeting, “there was discussion as to the advantages and disadvantages of publicly disclosing Kinder Morgan’s proposal or engaging with third parties on a transaction...” Please identify these third parties and whether they, or any other third parties, were ever contacted and, if not, explain why not.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 97 and 99 of Amendment No. 1.

20.	We note your disclosure in the third to last paragraph on page 95 that “[f]ollowing the receipt of Kinder Morgan’s September 9th letter, the letter was shared with representatives of Morgan Stanley and Goldman Sachs and members of management had discussions with representatives of Morgan Stanley and Goldman Sachs regarding potential responses to Kinder Morgan...” and that “[i]n light of Goldman Sachs’ ownership interest in Kinder Morgan, after September 12, 2011, El Paso’s board and management relied only on Morgan Stanley for tactical advice in connection with the Kinder Morgan proposal and informed Goldman Sachs that...going forward El Paso would not involve Goldman Sachs in any negotiations with Kinder Morgan nor would El Paso be requesting any tactical advice from Goldman Sachs.” Please explain how and why the El Paso board and management determined the point at which to it would no longer involve Goldman Sachs in connection with the Kinder Morgan transaction.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 98 of Amendment No. 1.

21.	We note your disclosure on page 95 that “[i]n light of Goldman Sachs’ ownership interest in Kinder Morgan, after September 12, 2011, El Paso’s board and management relied only on Morgan Stanley for tactical advice in connection with the Kinder Morgan proposal and informed Goldman Sachs that...going forward El Paso would not involve Goldman Sachs in any negotiations with Kinder Morgan nor would El Paso be requesting any tactical advice from Goldman Sachs.” We further note our disclosure that during the September 15, 2011 El Paso board meeting with management and the relevant advisors, “the board determined that Goldman Sachs was not to be involved in any negotiations with Kinder Morgan or any tactical discussions with management or the board with respect to the Kinder Morgan proposal or how to respond to Kinder Morgan or any discussions with management or the board regarding the price or proposal that El Paso would be willing to entertain...” Please clarify why Goldman Sachs was advised on September 12th and why the board made its determination regarding this involvement on September 15th.

In response to the Staff’s comment, the disclosures in the Registration Statement have been revised on page 98 and 99 of Amendment No. 1.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

22.	We note your statement in the first paragraph on page 96 that “the El Paso board of directors authorized Mr. Foshee to notify Kinder Morgan that its proposal of August 30, 2011 was not compelling.” Please clarify the status of the September 9, 2011 proposal and the El Paso board and management’s response to this proposal.

In response to the Staff’s comment, the disclosure in the Registration Statement has been corrected on page 99 of Amendment No. 1 to change the reference to “August 30, 2011” to “September 9, 2011.”

23.	We note your disclosure in the first paragraph on page 96 that the El Paso board instructed management “to continue the process to effectuate the proposed spin-off so that El Paso would be in a position to timely execute the spin-off should a transaction with Kinder Morgan on terms acceptable to the El Paso board of directors not materialize.” In an appropriate place in this section, please briefly describe the material terms of the proposed spin-off.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 95 of Amendment No. 1 to add a brief description of the material terms of the proposed spin-off.

24.	We note your statement in the third paragraph on page 96 that during the conversations held between Mr. Foshee and Mr. Kinder on September 16 and September 17, 2011 “Mr. Kinder indicated to Mr. Foshee that Kinder Morgan would be willing to consider a transaction at a price of $26.50 per share...and that it might be willing to raise its price subject to completion of due diligence” and that on September 18, 2011, after receiving an update on the negotiations between the two companies, “members of the Kinder Morgan board of directors indicated their support for Kinder Morgan management to continue discussions with El Paso regarding a possible transaction at a price higher than $26.50...” Please explain why Kinder Morgan changed its position from its price offer in its August 30th and September 9th proposal of $25.50 per share to a willingness to consider a price higher than $26.50 per share on September 18, 2011. In this revised disclosure, please explain the factors the Kinder Morgan board considered in indicating their support for a possible transaction at a price higher than $26.50 per share.

In response to the Staff’s comment, please see the additional disclosure added to the Registration Statement on page 99 of Amendment No. 1.

25.	We note your disclosure in the penultimate paragraph on page 96 that “[l]ater on September 18, 2011, after further discussion, Mr. Kinder and Mr. Foshee preliminarily agreed that a price of $27.55 per share...could be a basis for further negotiation.” Please revise to detail the issues raised and factors considered in this discussion, and all other relevant discussions, that resulted in a price of $27.55 per share as a basis for further negotiation.

In response to the Staff’s comment, please see the additional disclosure added to the Registration Statement on page 100 of Amendment No. 1.

26.

We note your disclosure in the sixth paragraph on page 97 that “[o]n September 25, 2011, the board of directors of Kinder Morgan held a discussion with management and representatives of Evercore, Barclays Capital and Weil to review the preliminary findings of the due diligence regarding El Paso” and that “[f]rom September 25, 2011 through September 29, 2011, representatives of Kinder Morgan and Evercore had several meetings and discussions with representatives of El Paso and Morgan Stanley concerning valuation matters.” We further note

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

your disclosure that “[o]n September 28, 2011, representatives of Kinder Morgan notified representatives of El Paso that they would not be able to proceed with a transaction on the terms discussed on September 18, 2011 and as set forth in the term sheet discussed on September 21, 2011. Kinder Morgan then presented an alternative proposal.” Please significantly revise your disclosure to:

•	discuss the material issues and concerns raised in the Kinder Morgan meeting held on September 25, 2011;

•	discuss the material issues and concerns raised in the meetings held between September 25, 2011 and September 29, 2011;

•	explain the factors considered in Kinder Morgan’s decision to notify El Paso that they would not be able to proceed with a transaction on the terms previously discussed; and

•	explain why the warrant component of the consideration was introduced in the September 28, 2011 Kinder Morgan proposal.

To the extent any of the factors considered in the discussions referenced above were determinative, please specify this.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 101 of Amendment No. 1. No additional changes to any of these factors were applicable, and no individual factor considered in the parties’ discussions was determinative.

27.	If material, please identify the “representatives of Kinder Morgan” and “representatives of El Paso” who attended the meetings held between September 25, 2011 and September 29, 2011.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 101 of Amendment No. 1 has been revised.

28.	Please revise to discuss any meetings held and the factors considered in any such meeting that resulted in El Paso’s presentation of an alternative proposal to Kinder Morgan on September 29, 2011.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 101 of Amendment No. 1.

29.	We note your disclosure in the penultimate paragraph on page 97 discussing El Paso’s alternative proposal and that it consisted of “$11.02 worth of Kinder Morgan Class P common stock.” Please revise to provide the amount of stock consideration as a portion of a share of Kinder Morgan stock (e.g., 0.4187). Please also revise to provide the indicated aggregate value per share of this offer and the date on which this value was determined (e.g. based on Kinder Morgan’s closing price on September 29, 2011).

The parties respectfully advise the Staff that El Paso’s alternative proposal consisted of Kinder Morgan Class P common stock with a value of $11.02, with the exchange ratio to be agreed by the parties. The disclosure in the Registration Statement has been revised on page 101 of Amendment No. 1 to add clarifying disclosure to this effect and to provide the expected aggregate value per share of the alternative proposal.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

30.	We note your disclosure in the first and third paragraphs on page 98 that Kinder Morgan’s September 30, 2011 offer was its “best and final offer” and that this was communicated twice to El Paso. We further note that “[f]rom October 1, 2011 through October 5, 2011, representatives of Kinder Morgan and Evercore had several meetings and discussions with representatives of El Paso and Morgan Stanley concerning valuation matters, including the valuation of the proposed warrant portion of the consideration.” Please discuss the issues raised and considerations discussed in these meetings with a view to providing insight into why Kinder Morgan’s “best and final offer” resulted in a revised offer by Kinder Morgan on October 5, 2011.

The parties respectfully note that the cash and stock portions of Kinder Morgan’s September 30 and October 5 offers were identical and that the only change from the September 30 offer was in the warrant consideration, which increased from .577 warrants per share to .640 warrants per share. This is a difference of .063 warrants per share. Kinder Morgan decided to increase the warrant consideration in order to conclude the negotiations.

31.	Please revise to provide the aggregate consideration of the October 5, 2011 offer to include the value of the warrant consideration.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 102 of Amendment No. 1 has been revised. Please note, however, that the October 5, 2011 offer letter did not separately break out the value attributable to the warrant consideration.

32.	We note your disclosure in the penultimate paragraph on page 99 that as part of the meetings held from October 13, 2011 through October 16, 2011, “certain of the stockholders to the voting agreement negotiated certain provisions of the voting agreement.” If material, please identify those terms that were negotiated.

The parties do not believe that the provisions of the voting agreement negotiated during this period were material.

33.	Please clarify how the October 5, 2011 offer by Kinder Morgan from which the definitive documents were based resulted in the stock election, cash election and mixed election options.

The three election options were determined at the time of the term sheet that was negotiated by the parties on September 21, 2011. The purpose of these election options was to provide the El Paso stockholders with significant consideration alternatives.

Recommendation of El Paso’s Board of Directors and Reasons for the Transactions, page 101

34.

We note your statement on page 102 that one of the factors considered in favor of the El Paso board of director’s conclusion that the merger agreement and related transactions are in the company and shareholders’ best interests included “[i]nformation and discussions with El Paso’s management and Morgan Stanley with respect to Kinder Morgan’s credit profile following the proposed transactions, including the...expected proceeds from the sale of assets.” We further note the last risk factor on page 49 and your disclosure on page 104 that one of the risks and potentially negative factors the El Paso board considered was “that Kinder Morgan indicated an intent to sell El Paso’s exploration and production business...” Please revise the Background of the Transactions section to discuss when Kinder Morgan’s intent to sell El Paso’s exploration and production business was communicated, how it figured into the

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

discussions between the two parties and whether, and if so how, this sale of assets impacted the final consideration determined. We note exhibit 99.1 to El Paso’s Form 425 filed on October 17, 2011 stating “KMI intends to sell the exploration and production assets of EP. EP’s net operating loss carryforwards will offset taxes associated with this sale and the resulting cash raised will substantially reduce the debt borrowed to fund the cash portion of the transaction.”

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 100 and 108 of Amendment No. 1.

Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions, page 105

35.	Please revise to include a discussion of those risks and other potentially negative factors that the Kinder Morgan board of directors considered in the course of its deliberations. We note the cross reference to your Risk Factors discussion is insufficient in this regard.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 111 of Amendment No. 1 has been revised.

Opinion of El Paso’s Financial Advisor, page 109

36.	Please describe the method by which El Paso selected Morgan Stanley as its financial advisor. Please also provide this information for Kinder Morgan’s selection of Evercore and Barclays Capital. Please see Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.

In response to the Staff’s comment, disclosures have been added to the Registration Statement on pages 114 of Amendment No. 1. The parties respectfully advise the Staff that, with respect to Evercore and Barclays Capital, the disclosures currently on pages 141 and 158 of Amendment No. 1 address the Staff’s comment.

El Paso’s Engagement of Goldman Sachs, page 123

37.	Please state the date on which the second engagement letter with Goldman Sachs was entered into and include this information in an appropriate place in the Background of the Transactions section.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 97 and 129 of Amendment No. 1 to state that the second engagement letter was entered into on October 6, 2011.

New El Paso Stockholders Making Elections, page 169

38.	We note this transaction offers shareholders stock election, cash election and mixed election options. Please revise your filing to provide that:

•	you will redisseminate the proxy statement/prospectus at the time the election forms are mailed;

•	shareholders will have a minimum of 20 business days from the mailing of the form of election to make their election;

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

•

the company will select, and publicly announce, a date as the last day on which forms of election will be accepted and the election date will be at least 5 business days following the date of such public announcement; and

•	shareholders will be permitted to withdraw or change their election at any time prior to the election date.

In response to the first two bullet points of the Staff’s comment, the disclosure in the Registration Statement has been revised on page 174 of Amendment No. 1 to state that (i) New El Paso will redisseminate a copy of the information statement/proxy statement/prospectus at the time the election forms are mailed and (ii) stockholders will have a minimum of 20 business days from the mailing of the form of election to make their election.

With respect to the third bullet point of the Staff’s comment, Kinder Morgan believes that the Staff’s comment has been adequately addressed in the existing disclosure under the heading “Election Deadline” on page 174 of Amendment No. 1, which states that “Kinder Morgan will publicly announce the anticipated election deadline at least five business days prior to the election deadline.”

With respect to the fourth bullet point of the Staff’s comment, Kinder Morgan believes that the Staff’s comment has been adequately addressed in the existing disclosure under the heading “Election Revocation and Changes” starting on page 175 of Amendment No. 1, which explains that stockholders will be permitted to revoke or change their elections, by written notice received by the exchange agent prior to the election deadline.

Proration and Adjustment Procedures, page 171

39.	Please supplementally provide a few examples, given different stockholder election and dissent scenarios, of how the proration adjustment would work if (a) the cash consideration is oversubscribed and (b) the cash consideration is undersubscribed.

The following are examples based on various levels of cash option elections and stock option elections:

If 75% of the shares made a cash election and 25% made a stock election (cash consideration is oversubscribed), then the cash election shares would be prorated such that rather than receiving $25.91 per share in cash, each share would receive $19.53 in cash and 0.2371 shares of Kinder Morgan Class P common stock. Each stock election share would receive 0.9635 shares of Class P common stock. Every El Paso share would also receive 0.64 Kinder Morgan warrants.

If 25% of the shares made a cash election and 75% made a stock election (cash consideration is undersubscribed), then the stock election shares would be prorated such that rather than receiving 0.9635 shares of Class P common stock each, each share would receive $10.90 in cash and 0.5583 shares of Kinder Morgan Class P common stock. The cash election shares would receive $25.91 per share in cash. Every El Paso share would also receive 0.64 Kinder Morgan warrants.

Across the potential scenarios, regardless of the outcome of the elections, there will be the same number of Kinder Morgan shares issued and the same amount of cash paid to New El Paso stockholders.

The Merger Agreement, page 180

40.	Please delete the phrase “or relied upon as characterizations of the actual state of facts or conditions of Kinder Morgan, El Paso or any of their respective subsidiaries or affiliates,” as this phrase inappropriately implies that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement. Please also revise the penultimate sentence of the second paragraph in this section to remove the implication that you are not responsible for updating the disclosure in the prospectus for material changes. Please make similar revisions to the fourth bullet point in the Representations and Warranties section on page 203 as well as the sentence immediately following this bullet point.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 185 and 208 of Amendment No. 1 have been revised.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan, page 189

41.	Please explain to us how you will account for the deemed cashless exercise of the El Paso Stock Options, outstanding restricted shares and performance RSUs and the period such accounting will be reflected in. Please be detailed in your description referring to the related promulgated GAAP guidance. To facilitate our understanding, please explain to us the business or accounting significance of the inability of the above holders of each class of equity instruments to make a stock election.

Pursuant to the merger agreement, El Paso stock options, restricted stock and performance RSUs (together, the “share-based awards”) were modified to accelerate their vesting. Guidance on accounting for the exchange or settlement of share-based payment awards in business combinations is provided in ASC 805-30-55-6 through 55-24. El Paso will recognize compensation expense upon the completion of the merger in its financial statements equal to the unamortized grant date fair value. A new fair value will be determined as of the closing date. Kinder Morgan will bifurcate the fair value of the share-based awards between the pre and post-combination service periods. The portion of the fair value of the share-based awards that relates to pre-combination service, based on the award’s original terms, will be recognized as part of Kinder Morgan’s purchase consideration. The portion of the fair value of the share-based awards that relates to post-combination service, based on the award’s original terms, will be recognized as compensation expense in the post-combination financial statements of Kinder Morgan and, thus, excluded from the purchase consideration.

Note (b) to the unaudited pro forma condensed combined financial statements has been modified to reflect Kinder Morgan’s estimate of the portion of the fair value of El Paso’s share-based awards pertaining to the post-combination service that will be expensed by Kinder Morgan in the post-combination financial statements.

With respect to the business or accounting significance of the inability of the certain holders of each class of equity instruments to make a stock election, Kinder Morgan believes that the Staff’s comment has been addressed in the responses provided to comments 10 and 15 above.

42.	We note your disclosure that holders of New El Paso stock options, restricted shares, performance restricted stock units and common stock purchased through the El Paso ESPP will not be able to make a stock election. Please state this election restriction in an appropriate place in your prospectus summary.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 8 of Amendment No. 1, in the question and answer section of the summary, to note this election restriction.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Description of The Debt Financing, page 208

43.	We note your statement that the proceeds of the facilities are expected to be used to pay cash consideration for the transactions and related fees and expenses and to repay or redeem certain of El Paso’s indebtedness outstanding on the closing date. Please show us how such debt proceeds are anticipated to be used. In this regard, we note no elimination of interest expense in adjustment (q) on page 382 to reflect refinancing or pay-down of existing debt and adjustment (d) on page 381 suggests any excess proceeds of borrowings over the cash purchase price and financing fees will be used to pay transaction fees; none of which appear to be reflected in the pro forma presentation or notes. If this is the case you may want to clarify the extent of repayment of existing indebtedness under this caption and clarify in adjustment (d) the nature and amount of transaction expenses and how they will be reflected in future financial statements.

Debt proceeds of $11.8 billion are expected to be used as follows: $11.5 billion for the cash portion of the purchase price, $145.3 million to pay financing fees and $138.1 million to pay other transaction costs such as financial advisory, legal, accounting, printing, filing fees and severance costs. Kinder Morgan will also upsize its credit facility from $1.0 billion to $1.5 billion, and the upsized credit facility will be used to pay off the assumed $700 million of borrowings outstanding under El Paso’s $1.25 billion revolving credit facility. The rate on the upsized credit facility will be LIBOR plus 300 basis points based on Kinder Morgan’s current credit rating, which is a higher rate than both Kinder Morgan’s existing facility and El Paso’s facility. Pro forma adjustments to increase interest expense to account for the rate difference between (i) the Kinder Morgan upsized facility and the El Paso facility and (ii) Kinder Morgan’s existing facility and its upsized facility have been made to the unaudited pro forma condensed combined statements of income. In addition, a pro forma adjustment to the unaudited pro forma condensed combined balance sheet has been made to reflect the $700 million repayment of El Paso’s September 30, 2011 outstanding balance on its credit facility, which is classified as long-term debt, and a $700 million borrowing under Kinder Morgan’s upsized credit facility, which is classified as a current liability. With respect to the transaction costs, Kinder Morgan has added disclosure in adjustment (d) on page 387 of Amendment No. 1 to highlight the types of costs included in the adjustment as well as how they will be reflected in Kinder Morgan’s future financial statements.

As a result of the foregoing and in response to the Staff’s comment, the disclosures in the Registration Statement on pages 387 through 389 in adjustments (d), (i) and (q) of Amendment No. 1 have been revised.

Unaudited pro Forma Condensed Combined Financial Information, page 375

44.	We note your statement that the unaudited pro forma condensed combined statements of income do not include the elimination of El Paso’s previous debt issuance costs. However, we also note that adjustment (q) reverses El Paso’s amortization expense associated with its capitalized debt issuance costs. Please clarify your treatment of the historical debt issuance costs of El Paso and explain to us why you believe it is appropriate or not to include a pro forma adjustment for this item.

The pro forma adjustment to eliminate historical deferred El Paso debt issuance costs was recorded only to the unaudited pro forma condensed combined balance sheet as of September 30, 2011, and because it is not expected to have a recurring impact, it was not reflected in the unaudited pro forma condensed combined statements of income. In the unaudited pro forma condensed combined statements of income, the pro forma adjustment made is to reverse the amortization of El Paso’s debt issuance costs

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

included in El Paso’s historical interest expense for the nine months ended September 30, 2011 and the year ended December 31, 2010. In addition, in response to the Staff’s comment, the disclosure in the Registration Statement on pages 388 and 389 in adjustment (q) of Amendment No. 1 has been revised.

Note 2 – Pro Forma Adjustments and Assumptions, page 379

(a), Sale of EP Energy, page 379

45.	It appears the contemplated sale of EP Energy would constitute a component of an entity that may be required to be classified as a discontinued operation under ASC 205-20-45 assuming the required conditions have been met. If so, please note that pro forma income statements for the 3 year period covered by Kinder Morgan’s financial statements would be required as they are, in effect, a restatement of the historical income statements as if the period encompassing the disposition had occurred. If you do not believe EP Energy would qualify as a discontinued operation, please explain the reason(s) for your determination.

EP Energy is a subsidiary of El Paso. El Paso’s plan for EP Energy is separate and distinct from Kinder Morgan’s plan for EP Energy.

On May 24, 2011, El Paso announced that its Board of Directors had granted initial approval of a plan to separate El Paso into two publicly traded businesses by the end of 2011. The plan called for a tax free spin-off of EP Energy into a new public company separate from El Paso. Neither El Paso’s board nor El Paso’s management has committed to any other plan for these assets other than the tax free spin-off. The decision to spin this business off did not cause El Paso to reflect EP Energy as a discontinued operation in its historical statements, and such presentation would not have occurred until such spin-off had been completed pursuant to guidance in ASC 360-10-45-15. Furthermore, because El Paso’s management and board of directors have not otherwise committed to a plan of sale of EP Energy, El Paso would not reflect EP Energy as a discontinued operation in its historical financial statements prior to the time that they have committed to such a plan, or until such sale occurs.

Kinder Morgan intends to sell EP Energy and use the cash proceeds to reduce debt incurred in conjunction with the transactions. Under the terms of the merger agreement, El Paso is required to reasonably assist Kinder Morgan in the preparation of certain or all of EP Energy’s assets for sale. However, the merger agreement provides for the sale to occur after closing of the transactions or, if reasonably practicable, immediately prior to closing of the transactions. In the case where the closing of the sale of EP Energy would occur immediately prior to the closing of the transactions, the sale of EP Energy would be conditioned on the satisfaction of all of the conditions to closing set forth in the merger agreement.

As a result, Kinder Morgan believes that El Paso’s investment in EP Energy should be presented as current assets held for sale and current liabilities held for sale in the unaudited pro forma condensed combined balance sheet and as discontinued operations in the unaudited pro forma condensed combined statements of income. Should the sale of EP Energy close subsequent to the closing of the transactions, Kinder Morgan will present in its consolidated financial statements (on a prospective basis) EP Energy as discontinued operations from the transactions closing date until the sale of EP Energy occurs.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Unaudited Pro Form Condensed Combined Balance Sheet Adjustments, page 380

(b), page 380

46.	You state that in determining your preliminary estimate of the purchase price for El Paso you have used the closing price for Kinder Morgan Class P common shares as of October 14, 2011. We further note that the final purchase price will be based on the fair value of Kinder Morgan’s Class P common stock as of the closing date. Please explain to us whether you considered using a stock price as of a more recent date and whether you intend to update the purchase price allocation as you file amendments to this Form S-4.

The unaudited pro forma condensed combined financial information has been revised using Kinder Morgan’s December 9, 2011 closing stock price of $29.60 per share. As a result and in response to the Staff’s comment, the disclosures in the Registration Statement on pages 385 through 387 in adjustment (b) of Amendment No. 1 has been revised. Kinder Morgan will continue to update the purchase price allocation for changes in Kinder Morgan’s stock price in future amendments to the Registration Statement, as necessary.

47.	We note that you have estimated the fair value per warrant to be $1.50. Please explain in more detail how you determined the fair value of the warrants you intend to issue. In this regard, please describe any qualitative modifications made to quantified model determinations.

In response to the Staff’s comment, disclosure has been added to the Registration Statement on page 385 of Amendment No. 1.

48.	We note that you have determined the fair value of the non-controlling interest associated with EPB based on an estimated market price of $35. Please clarify whether this represents a point-estimate or average quoted market price. Please also indicate the date such price was determined. If determined by other than quoted market price, please clarify the description in the filing and tell us the method used. You should also indicate the number of common units of EPB and supplementally reconcile any difference between units outstanding as of that date.

The EPB stock price used to calculate non-controlling interest has been updated to $32.94 per common unit, the December 9, 2011 closing price. Thus, the fair value of non-controlling interests associated with El Paso’s investment in EPB is based on the 117.3 million EPB common units outstanding to the public as of December 9, 2011, which has not materially changed since September 30, 2011, and valued at EPB’s December 9, 2011 closing price of $32.94 per common unit. As a result of updating the price per unit and in response to the Staff’s comment, Kinder Morgan has revised the purchase price allocation and pro forma adjustments to goodwill and non-controlling interests described in adjustment (b) on pages 385 through 387 of Amendment No. 1. Kinder Morgan will continue to update the purchase price allocation for changes in EPB’s unit price and outstanding units in future amendments to the Registration Statement, as necessary.

49.	We are unable to reconcile to El Paso’s purchase price allocation to current assets. Please explain to us how the adjustments made to current assets factor into your purchase price allocation and whether there are other items included in the final balance.

The purchase price allocation to current assets of $921.2 million consists of: (i) El Paso’s historical current assets of $1,627.0 million, (ii) less EP Energy’s historical current assets of $554.0 million, (iii) less cash to be paid for debt issuance costs of $145.3 million, as specified in the Registration Statement on page 387 in footnote (d) of Amendment No. 1, and (iv) less the elimination of inter-company balances between El Paso and Kinder Morgan of $6.5 million.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

(d), page 381

50.	We note your addition of $138.1 million to current assets, which is described as amounts expected to be borrowed in excess of cash purchase price and financing fees. Please explain to us how this amount was derived as, per adjustment (i), it appears that 0.3 billion will be borrowed in excess of cash purchase price. If the difference is related to financing fees netted against the net excess proceeds, please ensure the amount of financing fees and deferred debt costs, if materially different, are disclosed in this adjustment or adjustment (h).

The $138.1 million addition to current assets consists of $283.4 million (previously referred to as $0.3 billion in the unaudited pro forma condensed combined financial statements) of expected borrowings in excess of the purchase price, net of $145.3 million of debt issuance costs related to the new debt. In response to the Staff’s comment, the disclosure in the Registration Statement on page 387 in adjustment (d) of Amendment No. 1 has been revised.

(e), page 381

51.	We note that you have recorded a pro forma adjustment to reduce the value of property, plant and equipment for historical excess purchase costs associated with El Paso’s acquisitions of regulated assets. Please specifically describe how El Paso accounted for acquisitions of regulatory assets and how any acquisition adjustments to property plant and equipment were treated in the purchase accounting at the time such acquisition(s) were consummated. Please be specific as to what specific regulatory assets the El Paso acquisition adjustments related to. If amortizable acquisition adjustments to property plant and equipment were recorded, tell us what FERC account(s) such adjustments were reflected in. Please contrast El Paso’s past methodology with Kinder Morgan’s current approach and explain whether you view the difference as a policy election or the basis you are relying upon for different treatment of fair value adjustments. If El Paso’s acquisition adjustments were prior to the effective date of SFAS 141 or some different predominant practice that existed at the time, please explain the history of accounting for acquisition adjustments in connection with acquisition of regulated pipelines. Lastly, please tell us how you determined the estimated regulatory fair value of the assets. If you viewed the historical cost of the pipeline plus the regulatory rate of return to result in no fair value adjustment being recorded, tell us why you were willing to pay a substantial majority of the purchase price for goodwill and what goodwill represents. Please be detailed in your response as we may have further substantive comment.

Amortizable acquisition adjustments to property, plant and equipment were made by El Paso in connection with its acquisitions prior to 1997, primarily related to Tennessee Gas Pipeline (TGP). TGP was acquired at its fair value, substantially after the initial construction of the respective pipeline system. The acquisition price paid was reflective of market conditions at the acquisition date. El Paso adjusted the carrying value of the assets (a substantial portion of which was the underlying pipeline assets) and liabilities acquired based upon the estimated fair value of those assets and liabilities consistent with the provisions of APB 16, Business Combinations (specifically paragraph 88d related to plant and equipment), the relevant accounting literature at that time. Fair value was determined through a combination of methods including studies by third party appraisers and other externally available information. The excess purchase costs were not recorded in the jurisdictional FERC accounts as required by the Uniform System of Accounts and not included in TGP’s FERC

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Forms 2. FERC policy does not permit amounts in excess of original cost to be included in the rate base. El Paso depreciates the carrying value of the pipeline assets, which includes these excess amounts allocated to property, plant and equipment based on the fair values at the time of acquisition, over the life of the related pipeline assets. Additionally, these allocated amounts are not evaluated separately from the underlying property, plant and equipment for recoverability as they are part of the property, plant and equipment balance.

As noted, these acquisitions occurred prior to the adoption of SFAS 141, Business Combinations, on June 30, 2001, and both at the time of these transactions and today, there is diversity in practice in how the fair value of regulated property, plant and equipment balances acquired in a business combination is determined.

The current GAAP standard, ASC 805, Business Combinations, requires all assets acquired and liabilities assumed in a business combination must be recorded at acquisition date fair value. Fair value is defined in ASC 820, Fair Value, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Substantially all of El Paso’s natural gas pipeline operations are subject to the rate-setting authority of the FERC and are accounted for pursuant to ASC 980, Regulated Operations. Regulatory overlay adds complexity to the valuation of assets and liabilities in a business combination that involves a regulated operation. There is diversity in practice in how regulation should be taken into account when determining the fair value of property, plant and equipment subject to regulation. When an acquirer is considering the fair value of regulated assets, the cash flows from the assets (and thus the valuation of the assets) may have significant differences depending on whether regulation is incorporated in the measurement. In purchasing a regulated operation, the acquiring company typically evaluates its profit potential based on the expected regulated cash flows and agrees to be subject to regulation by the applicable commissions in exchange for approval of the acquisition. In contrast, an unregulated entity acquiring an individual asset (such as a generating plant) may purchase the plant outside of regulation and would consider valuation based on the plant’s highest and best use. Under ASC 820, the impact of a restriction (such as regulation) on valuation varies sharply depending on where the restriction attaches:

•	Restriction is an attribute of the entity = restriction is ignored in valuation of the asset

•	Restriction is an attribute of the asset itself = restriction should be considered as one of the factors in the valuation of the asset

It is the belief of Kinder Morgan that the regulation of natural gas pipelines attaches to the asset and should be included in the determination of fair value. This is partly based on the fact that sale and use of the asset outside of regulation is often not legally permissible or economically feasible and that regulation has a direct impact on the use and sale of individual assets. The relationship with the regulator extends beyond governance and attaches directly to the assets of the entity, because of the public interest in their use and disposition. Therefore, regulation is an integral attribute of the individual assets and should be included in the determination of fair value. This is the accounting policy of Kinder Morgan and it has been consistently applied.

The rate setting provisions currently in place for El Paso’s regulated operations provide revenues derived from costs including a return on investment of net assets and liabilities included in rate base. Therefore, Kinder Morgan determined that the fair value of regulated property, plant and equipment balances of El Paso approximated their regulatory book value. Further, Kinder Morgan believes the removal of historical excess purchase costs associated with El Paso’s prior acquisitions of regulated assets is necessary to conform to the Kinder Morgan accounting policy.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

The purchase price paid by Kinder Morgan can be broken down into four components: (i) the value of the general partner interest in EPB owned by El Paso, (ii) the value of the limited partner interests in EPB represented by the EPB common units owned by El Paso, (iii) the value of El Paso’s pipelines and (iv) the value of EP Energy. Based on an estimated market price for EP Energy which is consistent with the ranges provided in the fairness opinions received by Kinder Morgan, the market price of the EPB common units at the time the transactions were announced and a market multiple applied to the cash flow received by the general partner from EPB, the remaining value attributable to the pipelines translates into a multiple of approximately 10 times the EBITDA attributed to the pipelines (including cost savings expected to be realized after the transactions). Evercore’s fairness opinion shows precedent merger and acquisition transactions of selected FERC regulated natural gas pipelines from 2005 to 2011 have averaged approximately 10 times EBITDA. Therefore, based on Kinder Morgan’s accounting policies and the market price that was paid, Kinder Morgan believes that the substantial goodwill recorded is appropriate.

The goodwill is associated with the strategic location of El Paso’s assets, including the access to key supply regions and major consuming markets, the complementary location of the assets (relative to Kinder Morgan’s existing asset base), a trained work force, cost savings associated with combining the two companies, the creation of what Kinder Morgan believes will be North America’s preeminent infrastructure company and the increasingly integral role that Kinder Morgan expects natural gas to play in North America.

(j), page 382

52.	Please explain to us in more detail how you estimated the accrual for known contractual severance costs, including which employees were covered by contract. Please differentiate your answer as to the amount accrued for named executive officers as described on page 158 versus others. We assume adjustment (j) is to accrue solely for contractual contingencies. Please describe to us in general terms the plan to identify additional employees that will be involuntarily terminated and whether you view the accounting for such costs as noncontractual contingencies. Lastly, tell us how you plan to reflect all such severance payments in the final accounting period of El Paso.

The $25 million of contractual severance costs described in note (j) covers employees who are participants in the El Paso severance plans whom Kinder Morgan has identified for termination as of the date of closing of the transactions. This severance cost consists of approximately $15 million for four of the five named executive officers listed on page 163 of Amendment No. 1 and approximately $10 million for eight other employees. All of these employees are participants in El Paso’s severance plan. Prior to the closing of the transactions, Kinder Morgan management will be identifying any additional employees who will be involuntarily terminated. All severance payments made to El Paso employees in conjunction with the merger transactions will be pursuant to El Paso and its subsidiaries’ pre-existing severance plans. The severance cost of any El Paso employees terminated by Kinder Morgan will be recognized in Kinder Morgan’s post-combination financial statements in accordance with ASC 805-20-25-2. Accordingly, the unaudited pro forma condensed combined financial statements in Amendment No. 1 have been revised to reflect that these severance costs will be expensed in Kinder Morgan’s post-combination financial statements and not included in the purchase price. El Paso will not reflect these severance costs in its final accounting period.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments, page 382

(o), page 382

53.	We assume that the activity between Kinder Morgan and El Paso eliminated through this adjustment has been transacted with outside parties such that there is no inter-company profit element that also should be eliminated. Please advise including the nature of the inter-company transactions.

The activity between Kinder Morgan and El Paso eliminated through adjustment (o) primarily relates to pipeline reservation charges incurred by El Paso on Kinder Morgan pipelines. If Kinder Morgan and El Paso had been consolidated companies the revenues and expenses associated with these charges would have been eliminated in consolidation by Kinder Morgan. There is no material inter-company profit to eliminate.

(q), page 382

54.	Given the significance of the fair value credit to long term debt and the related income effect such adjustment will have on future financial statements, the disclosure suggested by Instruction 2 of Rule 11-02 of Regulation S-X should be presented.

Upon further consideration, Kinder Morgan has changed the methodology used to amortize the fair value credit to long term debt from straight-line to the effective interest rate method and accordingly has revised the unaudited pro forma condensed combined statements of income. In response to the Staff’s comment, the disclosure in the Registration Statement on pages 388 and 389 in adjustment (q) of Amendment No. 1 has been revised to include the disclosure suggested by Instruction 2 of Rule 11-02 of Regulation S-X in relation to the income effect resulting from the amortization of the pro forma fair value of debt adjustment.

(s), page 382

55.	You indicate that you have allocated incremental interest expense, net of income taxes, on the debt issued in the transactions to discontinued operations based on EP Energy’s assumed fair value. We assume the “debt issued in the transactions” is represented by the “Facilities.” Please tell us how this policy of allocating interest expense on future debt conforms with ASC 205-20-45-7 and whether you expect to use the same method to allocate interest to discontinued operations during the periods such operations are reclassified in the historical financial statements.

Kinder Morgan confirms that the debt referred to in adjustment (s) on page 389 of Amendment No. 1 is the debt represented by the “Facilities.” In response to the Staff’s comment, the disclosure in the Registration Statement on page 389 in adjustment (s) of Amendment No. 1 has been revised accordingly.

The debt being issued in the transactions is directly related to the purchase of all of El Paso, which includes EP Energy. Since this debt is directly related to the transactions and therefore the discontinued operations of EP Energy, Kinder Morgan did not apply ASC 205-20-45-7, but instead

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

applied ASC 205-20-45-6, which provides for the allocation of interest to discontinued operations based on debt that can be identified as specifically attributed to those operations and is required to be repaid as a result of a disposal transaction. Kinder Morgan expects to use this same method to allocate interest to discontinued operations during the periods (on a prospective basis) such operations are included in its consolidated financial statements.

(t), page 382

56.	Please indicate the basis by which you are allocating the income effect of the pro forma adjustments to non-controlling interests.

The non-controlling interests on El Paso’s financial statements relate to its investment in EPB. El Paso owns a 2.0% general partner interest and a 41.8% limited partner interest in EPB, resulting in the remaining 56.2% of EPB being owned by non-controlling interests. Based on this, Kinder Morgan attributed 56.2% of EPB related pro forma income statement adjustments to non-controlling interests.

Pro forma adjustments related to EPB for the year ended December 31, 2010 included $44.8 million of the $140.6 million reduction in interest expense related to the amortization of the fair value of debt purchase price adjustment. Of the amount attributable to EPB, $25.2 million, or 56.2%, was allocated to non-controlling interests. In addition, $10.0 million of the $30.0 million reduction in interest expense related to the reversal of El Paso’s historical amortization expense associated with capitalized debt issuance costs related to EPB. Of the amount attributable to EPB, $5.6 million, or 56.2%, was allocated to non-controlling interests.

Pro forma adjustments related to EPB for the nine months ended September 30, 2011 included $33.6 million of the $105.5 million reduction in interest expense related to the amortization of the fair value of debt purchase price adjustment. Of the amount attributable to EPB, $18.9 million, or 56.2%, was allocated to non-controlling interests. In addition, $7.5 million of the $23.0 million reduction in interest expense related to the reversal of El Paso’s historical amortization expense associated with capitalized debt issuance costs related to EPB. Of the amount attributable to EPB, $4.2 million, or 56.2%, was allocated to non-controlling interests.

In response to the Staff’s comment and as a result of the foregoing, the disclosure in the Registration Statement on page 389 in adjustment (t) of Amendment No. 1 has been revised.

(w), page 383

57.	Please explain to us in more detail how you allocated the dividends declared, excess distributions over earnings, and total net income to the holders of Class P stock, Class A stock and other participating securities based on the contractual terms of each class of equity. Help us understand the reason(s) for the difference in basic and diluted net income per common share from continuing operations between Class P and Class A, respectively but no difference per share between basic and diluted for the respective classes of common equity.

Shares of Class A, Class B and Class C stock are collectively referred to as “investor retained stock.” For accounting purposes shares of Class B and Class C stock are considered participating securities for purposes of calculating earnings per share using the two-class method. In aggregate, the investor retained stock was convertible into a fixed number of shares of Class P stock, 596,102,672 as of September 30, 2011. Dividends declared are allocated collectively to investor retained stock in direct proportion to the maximum number of shares of Class P stock into which they can convert. Dividends

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

declared are further allocated between shares of Class A, Class B and Class C stock in accordance with the Kinder Morgan Certificate of Incorporation. Based on this allocation, during the twelve months ended December 31, 2010, $0.00 of dividends were allocated to shares of Class B and Class C stock. For the nine months ended September 30, 2011, $25 million and $0.00 of dividends were allocated to shares of Class B and Class C stock, respectively. Dividends allocated to shares of Class B or Class C stock reduce the dividends allocated to shares of Class A stock and create a difference between the earnings per share calculation between shares Class A and Class P stock.

Undistributed earnings or excess distributions over earnings are allocated to each class of stock in proportion to the total number of shares of Class P stock into which that class can convert divided by the total number of shares of Class P stock on a fully converted basis. For example, as shown in adjustment (w) on page 390 of Amendment No. 1, as of September 30, 2011, the weighted average shares of Class P stock outstanding during the period was 440.0 million with the investor retained stock being convertible into 596.1 million shares of Class P stock. A weighted average of 0.4 million restricted shares of Class P stock are included as participating securities as they participate in dividends to the same extent as outstanding shares of Class P stock. The sum of these provides Kinder Morgan with the 1,036.5 million weighted average number of shares of Class P stock on a fully diluted basis.

The allocation of the $394.1 million of excess distributions over earnings is performed proportional to the weighted average of shares outstanding calculations with $167.3 million (440.0 million weighted average shares of Class P stock divided by 1036.5 million weighted average fully diluted shares multiplied by $394.1 million) allocated to shares of Class P stock, $226.7 million (596.1 million investor retained shares divided by 1036.5 million weighted average fully diluted shares multiplied by $394.1 million) allocated to investor retained stock, and $0.1 million (0.4 million restricted shares of Class P stock divided by 1036.5 million weighted average fully diluted shares multiplied by $394.1 million) allocated to restricted shares of Class P stock included as participating securities. Further, per the Kinder Morgan Certificate of Incorporation, none of the $226.7 million loss allocated to the investor retained stock is allocated to shares of Class B or Class C stock, and thus the entire loss is allocated to shares of Class A stock.

For the Class P diluted per share computations, total net income attributable to Kinder Morgan is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares. Each time one share of Class P stock is issued upon conversion of investor retained stock, the number of shares of Class P stock goes up by one, and the number of shares of Class P stock into which the investor retained stock is convertible goes down by one. Accordingly, there is no difference between Class P basic and diluted earnings per share because the conversion of shares of Class A, Class B, and Class C stock into share of Class P stock does not impact the number of shares of Class P stock on a fully-converted basis. As no securities are convertible into shares of Class A stock, the basic and diluted earnings per share computations for shares of Class A stock are the same.

Item 22. Undertakings, page II-2

58.	Please revise to include the undertakings required by Item 512(a)(6), 512(b) and 512(c) of Regulation S-K.

Kinder Morgan has included on page II-3 of Amendment No. 1 the undertaking required by Item 512(a)(6), but respectfully suggests that the undertakings in Items 512(b) and 512(c) do not apply. Kinder Morgan is not eligible to forward incorporate Exchange Act documents as contemplated by 512(b), and 512(c) relates to warrants and rights offerings to existing security holders in which any securities not taken by security holders are to be re-offered to the public, which the transactions do not involve.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Annex F

Evercore Fairness Opinion

59.	Please delete the word “solely” in the penultimate paragraph on page F-4. Alternatively, please revise to note that this limitation is subject to the exception provided for in the last paragraph on page F-4.

In response to the Staff’s comment, the disclosure in the Registration Statement on page F-4 of Amendment No. 1 has been revised.

Exhibit Index

60.	It does not appear that you have filed the debt commitment letter that you have entered into with Barclays Capital as an exhibit. Please file this letter as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

The debt commitment letter that has been entered into with Barclays Capital is being filed under Exhibit 10.71.

61.	Please also file your form of election as an exhibit.

The form of election will be filed in a subsequent amendment to the Registration Statement under Exhibit 99.6.

62.	We note pursuant to Item 601(b)(2) of Regulation S-K, you have omitted the schedules and certain exhibits to Exhibit 2.1. Please revise to state that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please see Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, the reference to Exhibit 2.1 has been revised to add this language.

Exhibit 99.3

Consent of Evercore Group LLC

63.	It appears that part of the last sentence of the first paragraph was intended to be part of the first sentence of the first paragraph. Please clarify or revise. Please make similar revisions to exhibit 99.4.

The parties respectfully advise the Staff that the language is correct as provided in both consents. The first paragraph of each of the consents in Exhibits 99.3 and 99.4 consists of one sentence with a number of cross references to applicable sections of the Registration Statement.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

December 14, 2011

Courtesy packets containing a copy of this letter and marked copies of Amendment No. 1 to the Registration Statement showing changes to the Registration Statement filed on November 10, 2011 will be physically delivered to each member of the Staff referenced in your letter dated December 9, 2011.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Jay Tabor (212-746-7889) or David (212-402-1309) or, if more convenient, contact us via e-mail (thomas.roberts@weil.com, jay.tabor@weil.com or dakatz@wlrk.com).

Sincerely,	Sincerely,

/s/ Thomas A. Roberts	/s/ David A. Katz
Thomas A. Roberts	David A. Katz

cc:	Joseph Listengart

Vice President, General Counsel and Secretary

Kinder Morgan, Inc.

Robert W. Baker

Executive Vice President and General Counsel

El Paso Corporation

R. Jay Tabor

Partner

Weil, Gotshal & Manges LLP

Gary W. Orloff

Partner

Bracewell & Guiliani LLP